EXHIBIT 99.1

Gail Goodman Joins Shopify’s Board of Directors

Ottawa, Canada – November 2, 2016 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that Gail Goodman has been appointed to its board of directors, effective today. Gail will serve on Shopify’s Audit and Compensation Committees.

Gail is the former Chief Executive Officer and Chairperson of Constant Contact, a software company providing small businesses with online marketing tools to grow their businesses. After becoming CEO in April 1999, she led Constant Contact through its initial public offering and for eight years as a publicly traded company, until its acquisition by Endurance International Group Holdings, Inc. in February, 2016.

“Gail shares our passion for helping entrepreneurs succeed,” said Tobi Lütke, founder and CEO of Shopify. “She brings with her a deep knowledge of marketing and connecting with small businesses. We are thrilled to welcome her to our board.”

“For the past 16 years, I’ve worked to support small businesses,” said Gail Goodman, “I’m eager to continue that work as part of Shopify’s team and help make commerce better for everyone.”

Gail was named “Executive of the Year” at the 2009 American Business Awards, and was the 2008 New England Regional winner of Ernst & Young Entrepreneur of the Year. In 2011, she was inducted into the MITX Innovation Hall of Fame and named one of Boston’s Top 30 Innovators by the Boston Globe. Under her lead, Constant Contact was ranked 134 on Deloitte’s 2010 Technology Fast 500 and was named Best Overall Company at the 2009, 2010, and 2011 American Business Awards.

Gail holds a B.A. from The University of Pennsylvania and an M.B.A. from The Tuck School of Business at Dartmouth College. Ms. Goodman currently serves on the board of directors of MINDBODY, Inc. (NASDAQ:MB), a provider of cloud-based business management software for the wellness services industry.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations and pop-up shops. The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 325,000 businesses in approximately 150 countries and is trusted by big brands including Tesla, Red Bull, Nestle, GE, Kylie Cosmetics, and many more.

CONTACT:

INVESTORS:
Katie Keita
Director, Investor Relations
613-241-2828
IR@shopify.com
MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 302
press@shopify.com

SOURCE: Shopify

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